Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2003		2004		2005		2006	2007
Income before income taxes	$4,215		$2,700		$7,068		$7,468	$14,455
Plus fixed charges:
Interest expense	116		260		117		-	2,145
Estimate of the interest within rental expense	-		-		-		-	-

Total fixed charges	116		260		117		-	2,145

Fixed charges	116		260		117		-	2,145

Earnings to fixed charges	$4,331		$2,960		$7,185		$7,468	$14,455

Ratio of earnings to fixed charges	37.34	x	11.38	x	61.41	x	n/a	6.74	x